Mail Stop 3561

June 15, 2006

Mr. Doug W. Naidus
MortgageIT Securities Corp.
33 Maiden Lane
New York, NY 10038

Re: MortgageIT Securities Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed May 25, 2006
File No. 333-131288

Dear Mr. Naidus:

We have reviewed your responses to the comments in our letter dated April 7, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to prior comment 2. We re-issue the comment. Please replace the terms "the trust" and "the trust fund" with the term "Issuing Entity." For example, you continue to refer to "the trust" on the cover pages of your prospectuses.

Prospectus Supplement #2

Delinquency and Loss Information, page S-31

2. We re-issue prior comment 5. Please revise your delinquency and loss table accordingly.

Base Prospectus

<u>Cashflow Agreements, page 54</u>

3. Please revise your disclosure to specify the "other cashflow agreements" you refer to in this section.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>Via Facsimile (212) 912-7751</u>
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472